SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Paragon Group, Inc.
                                (Name of Issuer)

                       Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    699116109
                                 (Cusip Number)

                               F. Richard Bernasek
                           201 Main Street, Suite 2500
                             Fort Worth, Texas 76102
                                 (817) 332-2500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,510,622 which constitutes approximately 9.6% of the 15,703,787 shares deemed outstanding pursuant to Rule 13d-3(d)(1). The total number of shares outstanding as set forth in the Issuer's most recent report on Form 10-Q is 14,791,165.

1.   Name of Reporting Person:

     FWP, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  1,487,622 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  1,487,622 (1)(2)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,487,622
     (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  9.5% (3)

14.  Type of Reporting Person:  PN


----------
(1)  Power is exercised through its sole General Partner, FWP Genpar, Inc.
(2)  Includes 892,622 shares issuable upon redemption of Units.  See Item
     5(a).
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,683,787 shares of the Stock outstanding.

1.   Name of Reporting Person:

     FWP Genpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  1,487,622 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  1,487,622 (1)(2)(3)
Person
With
                    10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,487,622
     (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  9.5% (4)

14.  Type of Reporting Person:  CO

----------

(1)  Solely in its capacity as the sole General Partner of FWP, L.P.
(2)  Includes 892,622 shares issuable upon redemption of Units.  See Item
     5(a).
(3) Power is exercised through its President and sole shareholder, Thomas R. Delatour, Jr.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,683,787 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Thomas R. Delatour, Jr.

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   USA

               7.   Sole Voting Power:  1,497,622 (1)(2)(3)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  1,497,622 (1)(2)(3)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,497,622
     (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  9.5% (3)

14.  Type of Reporting Person:  IN

----------
(1) Solely in his capacity as the President and sole shareholder of FWP Genpar, Inc., the sole general partner of FWP, L.P., as to 1,487,622 of such shares.
(2) Includes 892,622 shares issuable to FWP, L.P. upon redemption of Units and 10,000 shares issuable upon the exercise of options held by Mr. Delatour. See Items 3 and 5(a).
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 15,693,787 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Richard H. Childress

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  2,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  2,000 (1)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,000(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):    0.1%

14.  Type of Reporting Person:  IN

----------
(1) Solely in his capacity as the sole Trustee of the Delatour Children's 1993 Trusts.

1.   Name of Reporting Person:

     William S. Janes

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  See Item 3.

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   USA

               7.   Sole Voting Power:  11,000 (1)(2)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  11,000 (1)(2)
Person
With
               10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  11,000
     (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:


                                             /   /

13.  Percent of Class Represented by Amount in Row (11):    0.1% (3)

14.  Type of Reporting Person:  IN

----------
(1) Solely in his capacity as the sole Trustee of trusts for the benefit of his children with respect to 1,000 of such shares.
(2) Includes 10,000 shares issuable upon the exercise of options held by Mr. Janes. See Item 3.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 14,801,165 shares of the Stock outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D Statement dated June 6, 1994, relating to the Common Stock, par value $0.01 per share, of Paragon Group, Inc. (the "Schedule 13D"). Unless otherwise indicated, all defined terms used herein shall have the meanings respectively ascribed to them in the Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to such securities.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Paragon Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7557 Rambler Road, Suite 1200, Dallas, Texas 75231.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of FWP, L.P., a Texas limited partnership ("FWP"), FWP Genpar, Inc., a Texas corporation ("Genpar"), Thomas R. Delatour, Jr. ("Delatour"), Richard H. Childress ("Childress") and William S. Janes ("Janes"). FWP, Genpar, Delatour, Childress and Janes are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

FWP

     FWP is a Texas limited partnership, the principal business of which is holding securities of the Issuer. The principal business address of FWP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information about Genpar, the sole General Partner of FWP, is set forth below.

Genpar

     Genpar is a Texas corporation, the principal business of which is serving as the sole general partner of FWP. The principal business address of FWP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Genpar are as follows:

                             Residence or         Principal Occupation
       Name                Business Address          or Employment
Thomas R. Delatour,      See answer below         See answer below
 Jr.

W. R. Cotham             201 Main Street,         Vice President/Controller
                         Suite 2600               of Bass Enterprises
                         Fort Worth TX 76102      Production Co. ("BEPCO")

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and the production of hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

Delatour

     Delatour's principal occupation or employment is serving as an officer of RMB Realty, Inc., a Texas corporation ("RMB Realty"). Delatour's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     RMB Realty is a Texas corporation, the principal business of which is real estate and real estate related investments for Keystone, Inc., a Texas corporation, and Robert M. Bass. The principal business address of RMB Realty, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

Childress

     Childress, Delatour's father-in-law, is retired and resides at 24941 Goldcrest Drive, Bonita Springs, Florida 33923.

Janes

     Janes' principal occupation or employment is serving as an officer of RMB Realty. Janes' business address is 1133 Connecticut Avenue, N.W., Suite 800, Washington, D.C. 20036.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON      SOURCE OF FUNDS         AMOUNT OF FUNDS

FWP                  Working Capital (1)      $31,611,968.00 (2)

Genpar               Not Applicable           Not Applicable

Delatour             Personal Funds (3)       $   194,687.50 (4)

Childress            Trust Funds (5)          $    35,000.00

Janes                Personal Funds (3);      $   215,937.50 (6)
                     Trust Funds (5)

       (1) As used herein, the term "Working Capital" includes capital contributions of the limited partners of FWP, income from the business operations of FWP plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (2) This figure represents the sum of the total amount expended by FWP for all purchases of shares of the Stock and an $18,968,218.00 capital contribution to Paragon Group L.P. in exchange for 892,622 Units (as defined in Item 5(a)).

       (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (4) Pursuant to a Non-Employee Stock Option Plan Stock Option
Agreement dated July 20, 1994 between the Issuer and Delatour, the Issuer granted options to Delatour for 5,000 shares of the Stock, with an exercise price of $21.25 per share and exercisable six months after the date granted for a period of ten years after such date. Should Delatour decide to exercise his options, the total exercise price to obtain such 5,000 shares would be $106,250.00. The exercise price may be paid in cash or by delivery of shares of the Stock having a fair market value equal to the exercise price.

       Pursuant to a Non-Employee Stock Option Plan Stock Option Agreement dated May 9, 1995 between the Issuer and Delatour, the Issuer granted options to Delatour for 2,500 shares of the Stock, with an exercise price of $17.625 per share and exercisable six months after the date granted for a period of ten years after such date. Should Delatour decide to exercise his options, the total exercise price to obtain such 2,500 shares would be $44,062.50. The exercise price may be paid in cash or by delivery of shares of the Stock having a fair market value equal to the exercise price.

       Pursuant to a Non-Employee Stock Option Plan Stock Option Agreement dated May 7, 1996 between the Issuer and Delatour, the Issuer granted options to Delatour for 2,500 shares of the Stock, with an exercise price of $17.75 per share and exercisable six months after the date granted for a period of ten years after such date. Should Delatour decide to exercise his options, the total exercise price to obtain such 2,500 shares would be $44,375.00. The exercise price may be paid in cash or by delivery of shares of the Stock having a fair market value equal to the exercise price.

       The amount shown represents the sum of all amounts required to exercise the options.

       (5) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

       (6) Pursuant to a Non-Employee Stock Option Plan Stock Option
Agreement dated July 20, 1994 with the Issuer and Janes, the Issuer granted options to Janes for 5,000 shares of the Stock, with an exercise price of $21.25 per share and exercisable six months after the date granted for a period of ten years after such date. Should Janes decide to exercise his options, the total exercise price to obtain 5,000 shares would be $106,250.00. The exercise price may be paid in cash or by delivery of shares of the Stock having a fair market value equal to the exercise price.

       Pursuant to a Non-Employee Stock Option Plan Stock Option Agreement dated May 9, 1995 between the Issuer and Janes, the Issuer granted options to Janes for 2,500 shares of the Stock, with an exercise price of $17.625 per share and exercisable six months after the date granted for a period of ten years after such date. Should Janes decide to exercise his options, the total exercise price to obtain such 2,500 shares would be $44,062.50. The exercise price may be paid in cash or by delivery of shares of the Stock having a fair market value equal to the exercise price.

       Pursuant to a Non-Employee Stock Option Plan Stock Option Agreement dated May 7, 1996 between the Issuer and Janes, the Issuer granted options to Janes for 2,500 shares of the Stock, with an exercise price of $17.75 per share and exercisable six months after the date granted for a period of ten years after such date. Should Janes decide to exercise his options, the total exercise price to obtain such 2,500 shares would be $44,375.00. The exercise price may be paid in cash or by delivery of shares of the Stock having a fair market value equal to the exercise price.

       The amount shown represents the sum of all amounts required to exercise the options and the $21,250.00 in Trust Funds expended by Janes in his capacity as the sole Trustee of trusts for the benefit of his children to acquire shares of the Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

       The Reporting Persons hold the shares of the Stock reported herein for investment purposes.

       Each of Delatour and Janes has each served on the Issuer's Board of Directors since the Issuer's initial public offering in July 1994. Delatour, whose term expires in 1998, is a member of the Executive Committee of the Issuer's Board of Directors. Janes, whose term expires in 1997, is a member of the Executive Compensation Committee of the Issuer's Board of Directors. As non-employee directors of the Issuer, each of Delatour and Janes earns $15,000 annually plus a fee of $1,000 for attendance at each meeting of the Board of Directors and $500 for attendance at each committee meeting.

       On December 16, 1996, the Issuer and Camden Property Trust announced the execution of a Merger Agreement pursuant to which the Issuer would be merged with and into a wholly-owned subsidiary of Camden (the "Proposed Merger"). Attached hereto as Exhibit 99.2 and incorporated herein by reference is a copy of a press release of the Issuer that describes the Proposed Merger.

       In connection with the Proposed Merger, on December 16, 1996, FWP and Delatour entered into a Voting Agreement, a copy of which is attached hereto as Exhibit 99.3 (the "Voting Agreement") and is incorporated herein by reference. Pursuant to the Voting Agreement, FWP and Delatour agreed with certain other persons (including the Issuer) to, among other things, (1) vote all of the shares of the Stock beneficially owned by them in favor of the Proposed Merger, (2) not transfer any shares of the Stock beneficially owned by them until the earlier of the consummation of the Proposed Merger and the date that the Merger Agreement terminates. The description of the Voting Agreement set forth in this Item 4 is not, and does not purport to be, complete, and is qualified in its entirety by reference to Exhibit 99.3.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a)

       FWP

       Pursuant to Rule 13d-3 of the Act, the aggregate number of shares of the Stock that FWP owns beneficially is 1,487,622, which constitutes approximately 9.5% of the 15,683,787 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Of the 1,487,622 shares of the Stock deemed beneficially owned by FWP, 892,622 shares are represented by 892,622 Units of Limited Partnership (the "Units") of Paragon Group L.P., a Delaware limited partnership and the operating partnership of the Issuer (the "Operating Partnership"). Each Unit may be redeemed by the holder thereof twelve months after the date of the Issuer's initial public offering (July 27, 1994) for cash, or in the sole discretion of the Issuer, for shares of the Stock on a one-for-one basis, as may be adjusted from time to time pursuant to the terms of the Operating Partnership's Second Amended and Restated Agreement of Limited Partnership.

       Genpar

       Because of its position as the sole General Partner of FWP, Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,487,622 shares of the Stock, which constitutes approximately 9.5% of the 15,683,787 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

       Delatour

       Because of his position as the President and sole shareholder of Genpar, and because of his individual ownership of options to purchase 10,000 shares of the Stock, Delatour may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,497,622 shares of the Stock, which constitutes approximately 9.5% of the 15,693,787 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

       Childress

       Because of his position as the sole Trustee of the Delatour Children's 1993 Trusts, Childress may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,000 shares of the Stock, which constitutes less that 0.1% of the outstanding shares of the Stock.

       Janes

       Because of his position as the sole trustee of trusts for the benefit of his children, and because of his individual ownership of options to purchase 10,000 shares of the Stock, Janes may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 11,000 shares of the Stock, which constitutes less than 0.1% of the 14,801,165 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

       To the best of the knowledge of each of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock other than as set forth above.

       (b)

       FWP

       Acting through Genpar, its sole General Partner, FWP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,487,622 shares of the Stock.

       Genpar

       In its capacity as the sole General Partner of FWP, Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,487,622 shares of the Stock.

       Delatour

       In his capacity as the President and sole shareholder of Genpar, Delatour has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,487,622 shares of the Stock (including 892,622 Units). Delatour also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 10,000 shares of the Stock issuable upon exercise of options that he owns directly.

       Childress

       In his capacity as the sole Trustee of the Delatour Children's 1993 Trusts, Childress has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000 shares of the Stock.

       Janes

       In his capacity as the sole Trustee of trusts for the benefit of his children, Janes has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock. Janes also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 10,000 shares of the Stock issuable upon exercise of options that he owns directly.

       (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

       (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       As set forth more fully in Item 4, on December 16, 1996, FWP and Delatour, among others, entered into the Voting Agreement.

       Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii) filed herewith.

Exhibit 99.2 -- Press Release filed herewith.

Exhibit 9.1-- Voting Agreement filed herewith.

Exhibit 24.1 -- Power of Attorney for Richard H. Childress, previously filed with the Commission.

Exhibit 24.2 -- Power of Attorney for William S. Janes, previously filed with the Commission.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated:   December 23, 1996


                             FWP, L.P., a Texas limited
                               partnership

                             By:  FWP Genpar, Inc., a Texas
                                    corporation, General Partner


                                  By:/s/ Thomas R. Delatour, Jr.
                                      Thomas R. Delatour, Jr.,
                                        President

                             FWP Genpar, Inc., a Texas corporation



                             By: /s/ Thomas R. Delatour, Jr.
                                 Thomas R. Delatour, Jr.,
                                   President



                               /s/ Thomas R. Delatour, Jr.
                              Thomas R. Delatour, Jr.,
                                individually and as
                                Attorney-in-Fact for:

                                  Richard H. Childress (1)
                                  William S. Janes (2)


(1) A Power of Attorney authorizing Thomas R. Delatour, Jr., et al., to act on behalf of Richard H. Childress previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Thomas R. Delatour, Jr., et al., to act on behalf of William S. Janes previously has been filed with the Securities and Exchange Commission.